

December 23, 2011

<u>Via E-mail</u>
Mr. Keith Helming
Chief Financial Officer
AerCap Holdings N.V.
Stationsplein 965
1117 CE Schiphol
The Netherlands

    RE: AerCap Holdings N.V.
                Form 20-F for Year ended December 31, 2010
                Filed March 23, 2011
                Response dated December 16, 2011
                File No. 1-33159

Dear Mr. Helming:

    We have reviewed your response letter dated December 16, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for Year ended December 31, 2010</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

2. Please provide a signed, written statement from the company acknowledging the three bullets at the end of this letter.

Financial Statements

Notes to the Financial Statements

Note 1. General
Genesis Transaction, page F-9

3. We note your response to comment eight in our letter dated December 8, 2011. Please
    further expand your disclosures to explain how you were able to pay significantly less than
    the fair market value of the net assets acquired in the Genesis transaction. Refer to ASC 805-
    30-50-1(f)(2).

Note 9. Intangible Assets, page F-26

4. We note your response to comment 14 in our letter dated December 8, 2011. Please help us
    understand why the elimination of valuation allowances and the corresponding deferred tax
    effect would result in a reduction to the lease premiums intangible assets amount recorded.

Note 16. Income Taxes, page F-39

5. We note your response to comment 15 in our letter dated December 8, 2011. Please further
    expand your disclosures to explain the nature of significant items included in the tax on
    global activities line item in your reconciliation of statutory income tax expense to actual
    income tax expense. As part of note (c), you have provided a breakdown of the tax variance
    as a result of global activities by country. For any country with significant differences,
    please explain the reasons for these differences. Refer to ASC 740-10-50-12.

Note 19. Segment Information
Geographical Information, page F-48

6. We note your response to comment 16 in our letter dated December 8, 2011. In addition to
    disclosing any individual foreign country with material lease revenues and long-lived assets,
    please also separately present lease revenues and long-lived assets attributable to the
    Netherlands, which is your country of domicile. Refer to ASC 280-10-50-41.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief